  File No. 812-14497
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
IN THE MATTER OF THE APPLICATION OF
BLACKROCK FUNDS ET AL.
BLACKROCK ADVISORS, LLC
BLACKROCK FUND ADVISORS
SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 18(f) AND 21(b); UNDER SECTION 12(d)(1)(J) FOR AN EXEMPTION FROM SECTION 12(d)(1); UNDER SECTIONS 6(c) AND 17(b) FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2) AND 17(a)(3); AND UNDER SECTION 17(d) AND RULE 17d‑1 TO PERMIT CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

May 13, 2016

Please send all communications, notices and orders to:
With a copy to:
Benjamin Archibald. Esq.	John A. MacKinnon, Esq.
BlackRock Advisors, LLC	Sidley Austin LLP
55 East 52 Street	787 Seventh Avenue
New York, New York 10055	New York, New York 10019
212-810-3841	212-839-5300

This Application (including exhibits) consists of 50 pages

As filed with the Securities and Exchange Commission on May 13, 2016

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
In the Matter of
SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTION 12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT ARRANGEMENTS AND TRANSACTIONS

BLACKROCK FUNDS; BLACKROCK FUNDS II; BBIF GOVERNMENT SECURITIES FUND; BBIF MONEY FUND; BBIF TAX-EXEMPT FUND; BBIF TREASURY FUND; BIF GOVERNMENT SECURITIES FUND; BIF MONEY FUND; BIF MULTI-STATE MUNICIPAL SERIES TRUST; BIF TAX-EXEMPT FUND; BIF TREASURY FUND; BLACKROCK EMERGING MARKETS FUND, INC.; BLACKROCK FINANCIAL INSTITUTIONS SERIES TRUST; BLACKROCK INDEX FUNDS, INC.; BLACKROCK LARGE CAP SERIES FUNDS, INC.; BLACKROCK LATIN AMERICA FUND, INC.; BLACKROCK LIQUIDITY FUNDS; BLACKROCK MASTER LLC; BLACKROCK PACIFIC FUND, INC.; BLACKROCK SERIES, INC.; MASTER GOVERNMENT SECURITIES LLC; MASTER LARGE CAP SERIES LLC; MASTER MONEY LLC; MASTER TAX-EXEMPT LLC; MASTER TREASURY LLC; QUANTITATIVE MASTER SERIES LLC; READY ASSET GOVERNMENT LIQUIDITY FUND; READY ASSETS U.S.A. GOVERNMENT MONEY FUND; READY ASSETS U.S. TREASURY MONEY FUND; RETIREMENT SERIES TRUST; BLACKROCK ALLOCATION TARGET SHARES; BLACKROCK BALANCED CAPITAL FUND, INC.; BLACKROCK BASIC VALUE FUND, INC.; BLACKROCK BOND FUND, INC.; BLACKROCK CALIFORNIA MUNICIPAL SERIES TRUST; BLACKROCK CAPITAL APPRECIATION FUND, INC.; BLACKROCK CORI FUNDS; BLACKROCK EQUITY DIVIDEND FUND; BLACKROCK EUROFUND; BLACKROCK

Page 2 of 50 sequentially numbered pages (including exhibits)

FOCUS GROWTH FUND, INC.; BLACKROCK GLOBAL ALLOCATION FUND, INC.; BLACKROCK GLOBAL SMALLCAP FUND, INC., BLACKROCK LONG-HORIZON EQUITY FUND; BLACKROCK MID CAP VALUE OPPORTUNITIES SERIES, INC.; BLACKROCK MULTI-STATE MUNICIPAL SERIES TRUST; BLACKROCK MUNICIPAL BOND FUND, INC.; BLACKROCK MUNICIPAL SERIES TRUST; BLACKROCK NATURAL RESOURCES TRUST; BLACKROCK SERIES FUND, INC.; BLACKROCK STRATEGIC GLOBAL BOND FUND, INC.; BLACKROCK VALUE OPPORTUNITIES FUND, INC.; BLACKROCK VARIABLE SERIES FUNDS, INC.; FDP SERIES, INC.; MANAGED ACCOUNT SERIES; MASTER BOND LLC; MASTER FOCUS GROWTH LLC; and MASTER VALUE OPPORTUNITIES LLC

100 Bellevue Parkway Wilmington, Delaware 19809

BLACKROCK FUNDS III and MASTER INVESTMENT PORTFOLIO 400 Howard Street San Francisco, California 94105

FUNDS FOR INSTITUTIONS SERIES and MASTER INSTITUTIONAL MONEY MARKET LLC 60 State Street Boston, Massachusetts 02109

BLACKROCK ADVISORS, LLC 100 Bellevue Parkway Wilmington, Delaware 19809

BLACKROCK FUND ADVISORS 400 Howard Street San Francisco, California 94105

File No. 812-14497

Page 3 of 50 sequentially numbered pages (including exhibits)

I. STATEMENT OF FACTS

Each investment company listed in Exhibit A-1 to this application (each, a “Company”, and collectively, the “Companies”), each a registered open-end management investment company, on its own behalf and on behalf of its respective underlying series, and any existing or future registered open-end management investment company or series thereof that may be advised by an Adviser (as defined below) in the future, together with BlackRock Advisors, LLC (“BlackRock Advisors”) and BlackRock Fund Advisors (“BFA”) hereby submit this application for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 Act, as amended (“1940 Act”), for an exemption from Sections 18(f) and 21(b); under Section 12(d)(1)(J) for an exemption from Section 12(d)(1); under Sections 6(c) and 17(b) for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3); and under Section 17(d) and Rule 17d-1 to permit certain joint arrangements and transactions (the “Application”).  Each of the Companies, BlackRock Advisors and BFA are referred to herein as an “Applicant”, and collectively, the “Applicants.”  The Applicants request that the order apply to the Applicants and to any existing or future registered open-end management investment company or series thereof for which BlackRock Advisors or BFA or any successor1 thereto or an investment adviser controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with BlackRock Advisors or BFA or any successor thereto serves as investment adviser (each such investment company or series thereof, a “Fund” and collectively the “Funds”, and each such investment adviser an “Adviser”).  Certain of the Funds either are, or may be, money market funds that comply with Rule 2a-7 of the 1940 Act (each, a “Money Market Fund” and collectively, the “Money Market Funds” and they are included in the term “Funds”).2  All Funds that currently intend to rely on the requested order have been named as Applicants and any other Fund that relies on the requested order in the future will comply with the terms and conditions of the Application.

[1]	For purposes of the requested order, “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]	Although Money Market Funds are applying for relief hereunder, they typically will not participate as borrowers because such Funds rarely need to borrow cash to meet redemptions.

Page 4 of 50 sequentially numbered pages (including exhibits)

II. INTRODUCTION

The requested relief will permit the Applicants to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes (the “InterFund Program”), provided that the loans are made in accordance with the terms and conditions described in this Application.  The relief requested will enable the Funds to access an available source of money and reduce costs incurred by the Funds that need to obtain loans for temporary purposes.  The relief requested also will permit those Funds that have uninvested cash available:  (i) to earn a return on the money that they might not otherwise be able to invest; or (ii) to earn a higher rate of interest on investment of their short-term balances.  Applicants submit that the requested exemptions are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

III. BACKGROUND

A.	The Applicants
 Each Company, as indicated on Exhibit A-1, is organized as a Massachusetts business trust, a Delaware statutory trust, a Delaware limited liability company, or a Maryland corporation and is registered with the Commission under the 1940 Act as an open-end management investment company.  Each Company has issued shares of one or more series, each series of shares having its own distinct investment objectives, policies and restrictions.
The Board of Trustees of each Company formed as a trust, the Board of Directors of each Company formed as a corporation and the Board of Managers of each Company formed as a limited liability company (each a “Board,” and referred to herein collectively as the “Boards”) have the authority to create additional series and may do so from time-to-time.  Each Fund is registered with the Commission under the 1940 Act as an open-end, management investment company.  Each Fund currently offers its shares pursuant to a currently effective registration statement registering its shares under the Securities Act of 1933, as amended (the “1933 Act”) (except for Funds that are intended to be master funds in a master-feeder structure, which Funds are not registered under the 1933 Act).
BlackRock Advisors, an indirectly wholly-owned subsidiary of BlackRock, Inc. (“BlackRock”), is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  As of

Page 5 of 50 sequentially numbered pages (including exhibits)

December 31, 2015, BlackRock Advisors acts as investment adviser to 269 registered investment companies or series thereof.  BlackRock Advisors’s total regulatory assets under management is approximately $491.3 billion as of December 31, 2015.

BFA, a wholly-owned subsidiary of BlackRock Institutional Trust Company, N.A., which in turn is a wholly-owned subsidiary of BlackRock, is a California corporation that is registered as an investment adviser under the Advisers Act.  As of December 31, 2015, BFA acts as investment adviser to 409 registered investment companies or series thereof.  BFA’s regulatory assets under management is approximately $941.2 billion as of December 31, 2015.

BlackRock Advisors and BFA are under common control by virtue of having the same ultimate parent company, BlackRock.  An Adviser will serve as investment adviser to each Fund, and to the extent applicable, oversee the activities of all sub-advisers to the Fund (the “Sub-Advisers”).  The Sub-Advisers, to the extent they are used by a Fund, will perform their work pursuant to a sub-advisory agreement, and will be responsible for managing all or a portion of the relevant Fund’s assets under the supervision of the applicable Adviser.  Every Adviser will be registered under the Advisers Act.  Every Sub-Adviser will be registered as an investment adviser under the Advisers Act or will not be subject to registration.
While most available cash is invested in money market securities, the Funds may, from time to time, also benefit from custodian offsets granted by their custodian banks with respect to cash positions that arise late in a day (when money markets are effectively closed or offer very limited investment opportunities).  Custodian banks may, from time to time, grant these offsets in consideration of the Funds permitting these banks to utilize such late day cash positions under agreed to arrangements (such agreed to arrangements may include deposits held at the banks in non-interest bearing accounts in exchange for custodian offsets).  Custodian offsets would be analogous to short term investments made by the Funds to the extent that custodian offsets reduce expenses that the Funds would otherwise pay and therefore, in such circumstance, potentially increase net income available for distribution to shareholders of the Funds.
To the extent Funds participate as potential borrowers and/or lenders in the InterFund Program, each such Fund’s fundamental policies permit, or will permit, borrowing and/or lending, as applicable.  The amount of permitted temporary borrowings varies with each

Page 6 of 50 sequentially numbered pages (including exhibits)

individual series, but in no case exceeds the amount permitted under the 1940 Act (including the rules, regulations and any orders obtained thereunder).
Subject to the general oversight of the Boards, the applicable Adviser and, to the extent applicable, a Fund’s Sub-Adviser has the discretion to purchase and sell securities and manage the short-term cash positions for the Funds in accordance with their investment policies, objectives, and strategies.

B.	Current Lending and Borrowing Practices
At any particular time, those Funds with uninvested cash may, in effect, lend money to banks or other entities by entering into repurchase agreements or purchasing other short-term money market instruments.  At the same time, other Funds may need to borrow money from the same or similar banks for temporary purposes, to cover unanticipated cash shortfalls such as a trade “fail” or for other temporary purposes.  Certain Funds may borrow for investment purposes; however, such Funds will not borrow from the InterFund Program for the purposes of leverage.3
Certain of the Funds are parties to an unsecured 364-day, $2.1 billion revolving credit agreement with a group of lenders, which facility terminates on April 20, 2017, unless otherwise extended or renewed (the “Credit Agreement”).  Excluding commitments designated for certain Funds, Funds that are parties to the Credit Agreement can borrow up to an aggregate commitment amount of $1.6 billion at any time outstanding, subject to asset coverage and other limitations as specified in the Credit Agreement. The Funds may borrow under the Credit Agreement to meet shareholder redemptions and for other lawful purposes. The Funds may not borrow under the Credit Agreement for leverage.  Each Fund may borrow up to the maximum amount allowable under its current prospectus and statement of additional information, subject to various other legal, regulatory or contractual limits.  The Funds that are parties to the Credit Agreement pay their pro rata share of upfront fees and commitment fees on the aggregate commitment amount based on the Fund’s net assets, and if a Fund borrows pursuant to the Credit Agreement, the Fund pays interest on any borrowing at a variable rate.  The Funds do not currently intend to terminate their current borrowing arrangements if the relief requested herein

[3]	In addition, certain Funds that do not borrow for investment purposes may engage in investment activities, such as short sales or derivatives, which may have the effect of investment leverage.

Page 7 of 50 sequentially numbered pages (including exhibits)

is granted, but expect to renegotiate such arrangements from time to time depending on prevailing conditions.  Furthermore, recent changes in regulatory bank capital rules may reduce willingness by banks to continue to provide the Funds with existing credit lines, or may cause banks to offer such credit lines at spreads significantly in excess of current rates.  The Funds also have an informal overdraft arrangement with their custodians.  Applicants expect that custodian overdrafts will remain available if any order requested by this application is granted.

C.	Consideration by the Boards and/or Adviser
Based on a review of the borrowing and lending options available to the Funds in comparison to the borrowing and lending options available to other registered investment company groups under publicly available exemptive orders, the Boards have determined that it is prudent to consider new options for borrowing and lending money in case of an unexpected volume of redemptions or an unanticipated cash short fall due to settlement failures.  Since on any given day many Funds hold significant cash positions, the Boards have determined that the ability to borrow between and among the Funds, subject to compliance policies and procedures designed to ensure compliance with the terms and conditions of the requested order, would benefit both the borrower and lender.  In addition, Funds may have available cash that from time-to-time cannot be invested because the money markets may be effectively closed, and these Funds could benefit by lending the money to the Funds that need to borrow the money.
If Funds that experience a cash shortfall were to borrow under the Credit Agreement (or another credit facility), they would pay interest at a rate that is likely to be higher than the rate that could be earned by non-borrowing Funds on investments in repurchase agreements and other short-term money market instruments.  The difference between the higher rate paid on a borrowing and what a bank pays to borrow under repurchase agreements or other arrangements represents the bank’s profit for serving as the middleperson between a borrower and lender and is not attributable to any material difference in the credit quality or risk of such transactions.

D.	The InterFund Program
Under the order requested in this Application, the Funds would be authorized to enter into a master interfund lending agreement with each other that will allow each Fund whose

Page 8 of 50 sequentially numbered pages (including exhibits)

policies permit it to do so, to lend money directly to and borrow money directly from other Funds for temporary purposes through the InterFund Program (an “InterFund Loan”).  While bank borrowings and/or custodian overdrafts generally could supply the Funds with a portion of the needed cash to cover unanticipated redemptions and “sales fails,” under the proposed InterFund Program, a borrowing Fund would pay lower interest rates than those that typically would be payable under short-term loans offered by banks or custodian overdrafts.  Under the current agreement negotiated between the Funds and the lending banks, the lending rate would generally be at a spread significantly above the rates available through repurchase agreements.  Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or certain other short-term money market instruments.  Thus, the proposed InterFund Program would benefit both borrowing and lending Funds.  Although the proposed InterFund Program would reduce the Funds’ need to borrow from banks or through custodian overdrafts, the Funds would be free to try to establish and/or continue lines of credit or other borrowing arrangements with banks.  The Funds would continue to have the option of using bank borrowings if it is determined at the time that an urgent need arises and such course of action is more appropriate.
It is anticipated that the InterFund Program would provide a borrowing Fund with a source of liquidity at a rate lower than the bank borrowing rate and also operational flexibility at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements.  This situation could arise when shareholder redemptions exceed anticipated volumes, such as during periods when shareholders redeem from the Funds in connection with the periodic re-balancing of their individual investment portfolios, and certain Funds have insufficient cash on hand to satisfy such redemptions.  When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions and fixed income instruments).  However, redemption requests for the Funds normally are effected on a trade date plus 1 (T + 1) basis – i.e., the day following the trade date.  The InterFund Program would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.
Similarly, it is anticipated that a Fund could use the InterFund Program when a sale of securities “fails,” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting

Page 9 of 50 sequentially numbered pages (including exhibits)

the transaction.  “Sales fails” may result in a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold.  In the event of a sales fail, the custodian typically extends temporary credit to cover the shortfall, and the Fund incurs overdraft charges.  Alternatively, the Fund could:  (i) “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund; or (ii) sell a security on a same-day settlement basis, earning a lower return on the investment.  Use of the InterFund Program under these circumstances would enable the Fund to have access to immediate short-term liquidity.
To the extent that Funds participate in the InterFund Program, such Funds are, or will be, eligible to participate in the InterFund Program as borrowers and/or lenders.  However, the Money Market Funds typically would not participate as borrowers under the InterFund Program.
The interest rate charged to the Funds on any InterFund Loan (“InterFund Loan Rate”) would be determined daily, as applicable, by the InterFund Program Team (as defined below) and will consist of the average of the (1) “Repo Rate” and (2) the “Bank Loan Rate,” each as defined below.  The “Repo Rate” would be the highest current overnight repurchase agreement rate available to a lending Fund.  The “Bank Loan Rate” for any day would be calculated by the InterFund Program Team, as defined below, on each day an InterFund Loan is made according to a formula established by each Board.  The formula is designed to approximate the lowest interest rate at which a bank short-term loan would be available to the Fund.  The formula would be based upon a publicly available rate (e.g., Federal funds rate and/or LIBOR) plus an additional spread of basis points and would vary with this rate so as to reflect changing bank loan rates.  The initial formula and any subsequent modifications to the formula would be subject to approval of each Fund’s Board.  In addition, the Board of each Fund periodically would review the continuing appropriateness of reliance on the formula used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Fund.  The continual adjustment of the Bank Loan Rate to reflect changes in prevailing bank loan rates and the periodic review by the Board of each Fund of the relationship between current bank rates and the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, would ensure that the Bank Loan Rate remained in line with current market rates and representative of the cost of borrowing from banks to satisfy the Funds’

Page 10 of 50 sequentially numbered pages (including exhibits)

short-term needs.  The InterFund Loan Rate would be the same for all borrowing Funds on a given day.  Applicants submit that these procedures provide a high level of assurance that the Bank Loan Rate will be representative of prevailing market rates.
Certain members of the Advisers’ and/or their affiliates’ administrative and other personnel (the “InterFund Program Team”), which may include one or more investment professionals, including individuals involved in making investment decisions regarding short-term investments in the Money Market Funds (“Money Market portfolio managers”), will administer the InterFund Program.4  No portfolio manager of any Fund (other than Money Market portfolio managers) will serve as a member of the InterFund Program Team.5  Based on information it receives from various sources and without consultation with portfolio managers, each Fund’s custodian currently determines and provides portfolio managers the amount of cash that they have available for investment purposes each day.  Unforeseen circumstances, such as a security transaction failing to settle on time or an unforeseen level of redemptions, may cause a Fund to end a day with a negative cash position.  The program’s activities will be monitored by the Funds’ chief compliance officer.  An InterFund Loan will be made only if the InterFund Loan will be in the best interest of both the lending and borrowing Funds.  As part of the Board’s review of the continuing appropriateness of a Fund's participation in the proposed InterFund Program as required by condition 14, the Board of the Fund, including a majority of its Independent Board Members, also will review the process in place to appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund’s liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund’s portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other liquidity needs.
On any day when a Fund intends to borrow money, the InterFund Program Team will consider the cash positions and borrowing needs of all participating Funds.  Under the

[4]	At present, it is anticipated that the InterFund Program Team will consist of employees of the Adviser’s fund accounting department and one or more representatives from the Adviser’s Risk & Quantitative Analytics group, and may include one or more investment professionals from the Advisers and/or their affiliates. At present, it is anticipated that one or more Money market portfolio managers will be included on the InterFund Program Team. The members of the InterFund Program Team may change from time to time.

[5]	Applicants believe that permitting the InterFund Program Team to include Money Market portfolio managers will aid in the operation of the InterFund Program Team because of their expertise in short-term fixed-income investments including repurchase agreements. Any Money Market portfolio manager on the InterFund Program Team will be able to assist the InterFund Program Team in evaluating the options available for the Funds that need to borrow money and assist in the determination of whether or not it is in the Funds’ best interests to utilize an InterFund Loan or an alternative source of liquidity (for a borrowing Fund) or to invest in short-term instruments (for a lending Fund).

Page 11 of 50 sequentially numbered pages (including exhibits)

proposed InterFund Program, the portfolio managers for each participating Fund, who would be employees of the Adviser or the relevant Sub-Adviser, as applicable, would have the ability to provide standing instructions to participate daily as a borrower or lender.  The InterFund Program Team on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds.  Applicants anticipate that there typically will be more available uninvested cash each day than borrowing demand.  After the InterFund Program Team has allocated cash for InterFund Loans, any remaining cash will be invested in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.  The InterFund Program Team will also consider how much earned lending revenue each Fund has had and attempt to allocate lending across all Funds that may make InterFund Loans in an equitable fashion.  If there is not enough cash available to meet all needs, the InterFund Program Team will decide the amount of cash that will be allocated to each Fund needing to borrow money.  The InterFund Loan Rate will never be (i) less favorable to the lending Fund than the Repo Rate or (ii) less favorable to the borrowing Fund than the Bank Loan Rate.  Thus, no InterFund Loan would be made on terms unfavorable to either the lending Fund or the borrowing Fund relative to these measures.

The InterFund Program Team would allocate borrowing demand and cash available for lending among the Funds on what the InterFund Program Team believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as the time of filing requests to participate, minimum loan lot sizes, and the need to minimize the number of transactions and associated administrative costs.  To reduce transaction costs, each InterFund Loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.  The InterFund Program Team will make an InterFund Loan in the required amount or for the amount of cash that is available only if the InterFund Loan Rate is more favorable to the lending Fund than the Repo Rate and more favorable to the borrowing Fund than the Bank Loan Rate.  To ensure the InterFund Program will not interfere with an investment program, portfolio managers may elect for their funds not to participate in the InterFund Program for whatever amount of time they believe necessary to complete the investment program.  The InterFund Program Team will honor the election, and the Adviser or the applicable Sub-Adviser will continue to manage the short-term cash of those Funds opting out of the InterFund Program in accordance with established operating procedures.

Page 12 of 50 sequentially numbered pages (including exhibits)

Once the InterFund Program Team has determined the aggregate amount of cash available for loans and borrowing demand, the InterFund Program Team will allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds (other than a Money Market portfolio manager, acting in his or her capacity as a member of the InterFund Program Team).  The InterFund Program Team will not solicit cash for the InterFund Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that a Money Market portfolio manager who is a member of the InterFund Program Team has access to loan demand data).

The InterFund Program Team, on behalf of the Advisers, would (a) monitor the InterFund Loan Rate and other terms and conditions of the InterFund Loans; (b) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund’s investment policies and limitations; (c) implement and follow procedures designed to ensure equitable treatment of each Fund; and (d) make quarterly reports to the Board of each Fund concerning any transactions by the applicable Fund under the InterFund Program and the InterFund Loan Rate.

The Advisers, through the InterFund Program Team, would administer the InterFund Program as disinterested fiduciaries as part of their duties under the investment management and administrative agreements with each Fund and would receive no additional fee as compensation for their services in connection with the administration of the InterFund Program.  This means no Fund will pay any additional fees to the Advisers in connection with the administration of the InterFund Program.6  The procedures for allocating cash among borrowers and determining loan participations among lenders, together with related administrative procedures, will be approved by each Board, including a majority of its Board members who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Board Members”), to ensure that both borrowing and lending Funds participate on an equitable basis.

Each Fund’s fundamental investment restrictions and/or non-fundamental policies limit borrowings to no more than is permitted under the 1940 Act, including the rules, regulations and any orders obtained thereunder, as interpreted or modified by the Commission,

[6]	The Funds will bear transaction costs, including, without limitation, transaction, wire and other fees in connection with the facility, none of which would be paid to an Adviser.

Page 13 of 50 sequentially numbered pages (including exhibits)

or to a lesser amount as set forth in their respective registration statements.  Currently, the 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. (The Fund’s total assets include the amounts being borrowed.)  The InterFund Program would permit a Fund to lend to another Fund on an unsecured basis only if the borrowing Fund’s total outstanding borrowings from all sources are equal to or less than 10% of its total assets immediately after the interfund borrowing.  If the total outstanding borrowings of the borrowing Fund immediately after the interfund borrowing were greater than 10% of its total assets, the lending Fund could lend only on a secured basis.  Under current fundamental investment restrictions and/or non-fundamental policies, each Fund’s lending activities are also limited.  The Funds may only lend to the extent currently permitted by the 1940 Act, including the rules, regulations and any orders obtained thereunder, as interpreted or modified by the Commission, or to a lesser extent as set forth in their respective registration statements.  Prior to a Fund making any loan under the InterFund Program, the Adviser to the Fund will seek the approval of shareholders of the Fund to the extent necessary to change fundamental investment restrictions to allow lending pursuant to the InterFund Program.  Prior to a Fund making any borrowing under the InterFund Program, the Adviser to the Fund will seek the approval of shareholders of the Fund to the extent necessary to change fundamental investment restrictions to allow borrowing pursuant to the InterFund Program.  To the extent necessary to allow lending and/or borrowing pursuant to the InterFund Program that is considered beneficial by a Fund’s Board, the Board will change that Fund’s non-fundamental policies as may be necessary.  Amounts borrowed by a Fund, including any amount borrowed through the InterFund Program, must be consistent with the restrictions and/or policies applicable to such Fund at the time of the borrowing.  The InterFund Program Team will verify with a portfolio manager of a borrowing Fund that the borrowing Fund has receivables, assets that mature, or liquid assets which will be sold so that the duration of any borrowings made under the InterFund Program will be limited to the time it takes to receive payments from these sources to pay off the obligation incurred under the InterFund Program.  In addition, amounts borrowed through the proposed InterFund Program would be reasonably related to a Fund’s temporary borrowing need.  In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the proposed InterFund Program, as measured on the day
Page 14 of 50 sequentially numbered pages (including exhibits)

when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.  All loans would be callable on one business day’s notice by the lending Fund.  A borrowing Fund could repay an outstanding loan in whole or in part at any time.  While the borrowing Fund would pay interest on the borrowings, the borrowing Fund would not pay any fees in connection with any early repayment of an InterFund Loan.  The Funds will not borrow from the proposed InterFund Program for leverage purposes.

No Fund may participate in the InterFund Program unless (i) the Fund has obtained shareholder approval for its participation, if such approval is required by law, (ii) the Fund has fully disclosed all material information concerning the InterFund Program in its prospectus and/or statement of additional information; and (iii) the Fund’s participation in the InterFund Program is consistent with its investment objectives, investment restrictions, policies, limitations, and organizational documents.

IV. STATUTORY PROVISIONS

Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to sell a security it issues to another investment company or purchase any security issued by any other investment company except in accordance with the limitations set forth in that Section.

Section 17(a)(1) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly selling securities or other property to the investment company when acting as principal.

Section 17(a)(2) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from knowingly purchasing securities or other property from the investment company when acting as principal.

Section 17(a)(3) of the 1940 Act generally prohibits any affiliated person, or affiliated person of such a person, from borrowing money or other property from a registered investment company when acting as principal.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit any affiliated person of a registered investment company, or affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant unless permitted by a Commission order upon application.
Page 15 of 50 sequentially numbered pages (including exhibits)

Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing any senior security except that any such registered company shall be permitted to borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company.  Under Section 18(g) of the 1940 Act, the term “senior security” includes any bond, debenture, note, or similar obligation or instrument constituting a security and an evidence of indebtedness.

Section 21(b) of the 1940 Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person.

Section 2(a)(9) of the 1940 Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company,” but excludes situations in which “such power is solely the result of an official position with such company.”

Section 6(c) of the 1940 Act provides that an exemptive order may be granted if and to the extent that such an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act provides that by order upon application the Commission also may exempt persons, securities or transactions from any provision of Section 12(d)(1) of the 1940 Act “if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

Section 17(b) of the 1940 Act generally provides that the Commission may grant applications and issue orders exempting a proposed transaction from the provisions of Section 17(a) of the 1940 Act provided that (1) the terms of the transaction, including the compensation to be paid or received, are reasonable and fair and do not involve any overreaching, (2) the proposed transaction is consistent with the policy of each registered investment company as recited in its registration statement, and (3) the proposed transaction is consistent with the general purposes of this title.

Page 16 of 50 sequentially numbered pages (including exhibits)

Rule 17d-1(b) under the 1940 Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

V. REQUEST FOR ORDER

In connection with the InterFund Program, Applicants request an order under (i) Section 6(c) of the 1940 Act granting relief from Sections 18(f) and 21(b) of the 1940 Act; (ii) Section 12(d)(1)(J) of the 1940 Act granting relief from Section 12(d)(1) of the 1940 Act; (iii) Sections 6(c) and 17(b) of the 1940 Act granting relief from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and (iv) Section 17(d) of the 1940 Act and Rule 17d‑1 under the 1940 Act.

A.	Conditions of Exemption
Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	The InterFund Loan Rate will be the average of the Repo Rate and the Bank Loan Rate.
2.
On each business day when an interfund loan is to be made, the InterFund Program Team will compare the Bank Loan Rate with the Repo Rate and will make cash available for InterFund Loans only if the InterFund Loan Rate is (i) more favorable to the lending Fund than the Repo Rate, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

3.
If a Fund has outstanding bank borrowings, any InterFund Loan to the Fund will:  (i) be at an interest rate equal to or lower than the interest rate of any outstanding bank borrowing; (ii) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (iii) have a maturity no longer than any outstanding bank loan (and in any event not over seven days); and (iv) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that

Page 17 of 50 sequentially numbered pages (including exhibits)

event of default by the Fund, will automatically (without need for action or notice by the lending Fund), constitute an immediate event of default under the interfund lending agreement, which both (aa) entitles the lending Fund to call the InterFund Loan immediately and exercise all rights with respect to any collateral and (bb) causes the call to be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.
A Fund may borrow on an unsecured basis through the InterFund Program only if the relevant borrowing Fund’s outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the borrowing Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the lending Fund’s InterFund Loan will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral.  If a borrowing Fund’s total outstanding borrowings immediately after an InterFund Loan would be greater than 10% of its total assets, the Fund may borrow through the InterFund Program only on a secured basis.  A Fund may not borrow through the InterFund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by the Fund’s fundamental restriction or non‑fundamental policy.

5.
Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, it must first secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan.  If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter either (i) repay all its outstanding InterFund Loans, (ii) reduce its outstanding indebtedness to 10% or less of its total assets, or (iii) secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least

Page 18 of 50 sequentially numbered pages (including exhibits)

equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required.  Until each InterFund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan at least equal to 102% of the outstanding principal value of the InterFund Loans.

6.
No Fund may lend to another Fund through the InterFund Program if the loan would cause the lending Fund’s aggregate outstanding loans through the InterFund Program to exceed 15% of its current net assets at the time of the loan.

7.	A Fund’s InterFund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.
8.
The duration of InterFund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days.  Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.
A Fund’s borrowings through the InterFund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of a Fund’s sales fails for the preceding seven calendar days.

10.	Each InterFund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.
11.	A Fund’s participation in the InterFund Program must be consistent with its investment restrictions, policies, limitations, and organizational documents.
12.
The InterFund Program Team will calculate total Fund borrowing and lending demand through the InterFund Program, and allocate InterFund Loans on an equitable basis among the Funds, without the intervention of any portfolio manager (other than a Money Market portfolio manager acting in his or her

Page 19 of 50 sequentially numbered pages (including exhibits)

capacity as a member of the InterFund Program Team).  All allocations will require the approval of at least one member of the InterFund Program Team who is high level employee and is not a Money Market portfolio manager.  The InterFund Program Team will not solicit cash for the InterFund Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers (except to the extent that a Money Market portfolio manager has access to loan demand data).  After the InterFund Program Team has allocated cash for InterFund Loans, any remaining cash will be invested in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13.
The InterFund Program Team will monitor the InterFund Loan Rate charged and the other terms and conditions of the InterFund Loans and will make a quarterly report to the Boards concerning the participation of the Funds in the InterFund Program and the terms and other conditions of any extensions of credit under the InterFund Program.

14.
Each Board, including a majority of its Independent Board Members, will (i) review, no less frequently than quarterly, the participation of each Fund it oversees in the InterFund Program during the preceding quarter for compliance with the conditions of any order permitting such participation; (ii) establish the Bank Loan Rate formula used to determine the interest rate on InterFund Loans; (iii) review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula and; (iv) review, no less frequently than annually, the continuing appropriateness of the participation in the InterFund Program by each Fund it oversees.

15.
Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the InterFund Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity and the InterFund Loan Rate, the rate of interest available at the time each InterFund Loan is made on overnight repurchase agreements and bank borrowings, and such other information

Page 20 of 50 sequentially numbered pages (including exhibits)

presented to the Boards of the Funds in connection with the review required by conditions 13 and 14.
16.
In the event an InterFund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the interfund lending agreement, the Adviser to the lending Fund promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will serve as arbitrator of disputes concerning InterFund Loans.[1]  The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds.  The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

17.
The Advisers will prepare and submit to the Board for review an initial report describing the operations of the InterFund Program and the procedures to be implemented to ensure that all Funds are treated fairly.  After the commencement of the InterFund Program, the Advisers will report on the operations of the InterFund Program at each Board’s quarterly meetings.  Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, shall prepare an annual report for its Board each year that the Fund participates in the InterFund Program, that evaluates the Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.  Each Fund’s chief compliance officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the InterFund Program, that certifies that the Fund and its Adviser have implemented procedures reasonably designed to achieve compliance with the terms and conditions of the order.  In particular, such certification will address procedures designed to achieve the following objectives:

(a)	that the InterFund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate;

[7]	If the dispute involves Funds that do not have a common Board, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

Page 21 of 50 sequentially numbered pages (including exhibits)

(b)	compliance with the collateral requirements as set forth in the Application;

(c)	compliance with the percentage limitations on interfund borrowing and lending;

(d)	allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board; and

(e)	that the InterFund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the InterFund Loan.

Additionally, each Fund’s independent registered public accountants, in connection with their audit examination of the Fund, will review the operation of the InterFund Program for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

18.	No Fund will participate in the InterFund Program, upon receipt of requisite regulatory approval, unless it has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

VI. SUPPORT OF THE EXEMPTION

A.	Precedents
The Commission has granted orders permitting a number of fund complexes to establish an interfund lending program based on conditions substantially the same as those proposed in this Application:  e.g., Northern Funds, Investment Company Act Release No. 29368 (July 23, 2010) (notice), and 29381 (August 18, 2010) (order) (the “Northern Funds Order”), MFS Series Trust I et al., Investment Company Act Release Nos. 29827 (Sept. 30, 2011) (notice), and 29849 (Oct. 26, 2011) (order) (the “MFS Order”); Principal Funds, Inc., Investment Company Act Release Nos. 29824 (Sept. 29, 2011) (notice), and 29843 (Oct. 25, 2011) (order) (the “Principal Funds Order”); John Hancock Variable Insurance Trust et al., Investment Company Act Release Nos. 29865 (Nov. 18, 2011) (notice), and 29885 (Dec. 14, 2011) (order) (the “John Hancock Order”); Fidelity Aberdeen Street Trust et al., Investment Company Act Release Nos. 30258 (Nov. 6, 2012) (notice), and 30288 (Dec. 3, 2012) (order) (the “Fidelity Order”), DFS Investment Dimensions Group Inc. et al., Investment Company Act Release

Page 22 of 50 sequentially numbered pages (including exhibits)

Nos. 30976 (Mar. 7, 2014) (notice), and 31001 (Apr. 2, 2014) (“DFS Order”), Vanguard Admiral Funds, et al., Investment Company Act Release Nos. 31021 (Apr. 17, 2014) (Notice), and 31044 (May 13, 2014) (Order) (the “Vanguard Order”); Ivy Funds et al., Investment Company Act Release Nos. 31068 (June 2, 2014) (Notice), and 31138 (June 30, 2014) (Order) (the “Ivy Order”); BMO Funds, Inc., et al., Investment Company Act Release Nos. 31146 (July 2, 2014) (Notice), and 31193 (July 30, 2014) (Order) (the “BMO Order”); and JNL Series Trust, et al., Investment Company Act Release Nos. 31261 (Sept. 24, 2014) (Notice), and 31297 (Oct. 20, 2014) (Order) (the “JNL Order”).

Applicants seek relief from Section 17(a)(2) to the extent that the granting of a security interest by a Fund to another Fund could be deemed to be a knowing “purchase” of a security.  Although the term “purchase” is not necessarily inclusive of transfers of all kinds of property rights or equitable interests, including pledges, Applicants contend that the taking of a pledge or security interest in the property of a borrowing Fund by a lending Fund, could be deemed to be a “purchase” by the lending Fund.  Applicants believe that since a pledge could be construed to be a purchase and since all prior applicants conditioned their application on granting pledges under certain circumstances, accordingly, Applicants believe that relief from Section 17(a)(2) of the 1940 Act is appropriate to assure that the borrowing funds can pledge their securities as contemplated by Applicants’ proposed Condition of Exemption 5.  The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFS Order, Vanguard Order, Ivy Order, BMO Order and JNL Order in particular, are very strong precedent for the relief requested by Applicants in so far as the process used in those applications to administer interfund loans are indistinguishable from that which Applicants propose to use.  The Northern Funds Order, MFS Order, Principal Funds Order, John Hancock Order, DFS Order, Vanguard Order, Ivy Order, BMO Order and JNL Order also each grant relief from Section 17(a)(2), as would the present application.

B.	Statements in Support of Application
The proposed InterFund Program is intended to be used by the Funds as a supplemental source of credit only for the Fund’s normal short-term borrowing and short-term cash investment activities, which involve no significant risks of default.  The InterFund Program has been designed to (i) reduce the cost incurred by the Funds in obtaining bank loans for

Page 23 of 50 sequentially numbered pages (including exhibits)

temporary purposes, and (ii) increase the return received by the Funds in the investment of their daily cash balances.  Other than their receipt of its fees under the investment management and administrative agreements with each Fund, the Advisers have no pecuniary or other stake in the InterFund Program.

Before Funds participate in the proposed InterFund Program, the Independent Board Members of the Funds will carefully consider the benefits and possible additional risk to the Funds they oversee as a result of their participation in the InterFund Program and conclude that participation in the InterFund Program would be in the best interests of each such Fund.  The significant benefits to be derived from participation in the InterFund Program will be shared both by lending Funds and borrowing Funds.  The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in overnight repurchase agreements or other short-term investments and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements or through custodian overdrafts.  InterFund Loans will be made only when both of these conditions are met.  To ensure that these conditions are met, the InterFund Program Team will compare the Bank Loan Rate with the Repo Rate on each business day that an interfund loan is made.  (It is not anticipated that the InterFund Program Team will compare rates on days when no lending or borrowing will be necessary.)  A Fund could participate in the proposed InterFund Program only if the InterFund Loan Rate were higher than the Repo Rate and lower than the Bank Loan Rate.

Furthermore, the Applicants believe that these benefits can be achieved without any significant increase in risk.  The Applicants believe that the risk of default on InterFund Loans would be de minimis given the asset coverage requirements for any InterFund Loan, the liquid nature of most Fund assets, and the conditions governing the InterFund Program.

A Fund will be able to borrow under the InterFund Program on an unsecured basis only its total outstanding borrowings immediately after the interfund borrowings are 10% or less of its total assets.  Moreover, if a borrowing Fund has a secured loan from any other lender, its InterFund Loans also would be secured on the same basis.  A Fund could borrow under the InterFund Program only on a secured basis if its total outstanding borrowings from all lenders immediately after the interfund borrowings amounted to more than 10% of its assets.  A Fund may not borrow through the InterFund Program or from any other source if its total outstanding

Page 24 of 50 sequentially numbered pages (including exhibits)

borrowings immediately after the borrowing would be more than 33 1/3% of its total assets or any lower threshold provided for by a Fund’s fundamental restriction or non-fundamental policy.

Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its total outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan.  If the total outstanding borrowings of a Fund with outstanding InterFund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter (i) repay all its outstanding InterFund Loans; (ii) reduce its total outstanding indebtedness to 10% or less of its total assets; or (iii) secure each outstanding InterFund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for above shall no longer be required.  Until each InterFund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% of its total assets is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding InterFund Loan at least equal to 102% of the outstanding principal value of the loan.

The Applicants have further concluded that, given these asset coverage limits and the other conditions discussed below, any InterFund Loan would represent “high quality” debt with minimal risk, fully comparable with, and in many case superior to, other short-term investments available to the Funds.  It is anticipated that Money Market Funds will (in order to comply with Rule 2a-7) lend on an interfund basis only if the requisite determinations contemplated by that Rule have been made by that Fund’s Adviser.  In the great majority of cases, a Fund would extend an InterFund Loan only if the borrower’s total outstanding borrowings immediately after the InterFund Loan are 10% or less of its assets (1000% asset coverage).  In the relatively few instances when a Fund would extend an InterFund Loan to a borrower with outstanding loans immediately after the InterFund Loan representing more than

Page 25 of 50 sequentially numbered pages (including exhibits)

10% of its total assets, the loan would be fully secured by segregated assets, as well as protected by the limit on borrowings from all sources.

In addition, if a Fund borrows from one or more banks, all InterFund Loans to the Fund will become subject to at least equivalent terms and conditions with respect to collateral, maturity, and events of default as any outstanding bank loan.  If a bank were to require collateral, a lending Fund would also require the borrowing Fund to pledge collateral on the same basis regardless of the level of the borrowing Fund’s asset coverage.  Similarly, if the bank were to call its loan because of default, the lending Fund also would call its loan.  In addition, the maturity of an InterFund Loan would never be longer than that of any outstanding bank loan and would in no event exceed seven days.  Thus, all InterFund Loans to a Fund would have at least the same level of protection as required by any third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call InterFund Loans on any business day, and the fact that the Independent Board Members will exercise effective oversight of the InterFund Program, Applicants believe InterFund Loans to be comparable in credit quality to other high quality money market instruments.  Because Applicants believe that the risk of default on InterFund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for InterFund Loans except on the few occasions when a Fund’s total outstanding borrowings represent more than 10% of its total assets (or when a third-party lending bank with an outstanding loan to the Fund requires collateral).  Moreover, collateralizing and segregating loans would be burdensome and expensive and would reduce or eliminate the benefits from the InterFund Program.  Collateralization and segregation would provide no significant additional safeguard in light of (i) the high credit quality and liquidity of the borrowing Funds, (ii) the 1000% or greater asset coverage standard for unsecured InterFund Loans, (iii) the demand feature of InterFund Loans, and (iv) the fact that the program for both the borrowing and lending Funds would be administered by the InterFund Program Team subject to the oversight of the Independent Board Members.

Applicants, however, are sensitive to the need for adequate safeguards in the event there is any possibility of a loan default, no matter how remote.  They also have considered safeguards in the unlikely event of a payment dispute between a lending and borrowing Fund.  In the event an InterFund Loan is not paid according to its terms and such default is not cured

Page 26 of 50 sequentially numbered pages (including exhibits)

within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the InterFund Loan Agreement, the Adviser to the lending Fund promptly will refer the loan for arbitration to an independent arbitrator selected by the Board of any Fund involved in the loan who will act as arbitrator of disputes concerning InterFund Loans and will have binding authority to resolve any disputes promptly.  In the event that the Funds do not have common Boards, the Board of each affected Fund will select an independent arbitrator that is satisfactory to each Fund.

Applicants believe that the program would involve no realistic risk resulting from potential conflicts of interest.  The Advisers, through the InterFund Program Team, would administer the InterFund Program as a disinterested fiduciary and would receive no additional compensation in connection with the InterFund Program.  This means the Advisers will not collect any additional fees in connection with the administration of the InterFund Program.8

The InterFund Program would not present any significant potential that one Fund might receive a preferential rate to the disadvantage of another Fund.  Under the InterFund Program, the Funds would not negotiate interest rates between themselves and neither the Adviser nor the InterFund Program Team would set rates in its discretion.  Rather, rates would be set pursuant to a pre-established formula, approved by the Board of each Fund which would be a function of the current rates quoted by independent third-parties for short-term bank borrowing and for overnight repurchase agreements.  All Funds participating in the InterFund Program on any given day would receive the same rate.

There also is no realistic potential that one Fund’s portfolio manager might maintain or expand his or her Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund.

First, the amount of total credit available for InterFund Loans and the amount of interfund borrowing demand would be determined by the InterFund Program Team.  As discussed above, the InterFund Program Team will accumulate data at least once on each business day on each Fund’s total short-term borrowing needs to meet net redemptions and to cover sales fails and the Fund’s total uninvested cash positions.  The InterFund Program Team

[8]	The Funds will bear transaction costs, including, without limitation, transaction, wire and other fees connection with the facility.

Page 27 of 50 sequentially numbered pages (including exhibits)

operates and would continue to operate independently of the Funds’ portfolio managers (other than any Money Market portfolio manager acting in his or her capacity as a member of the InterFund Program Team).  The InterFund Program Team would not solicit cash for the InterFund Program from any Fund or disseminate borrowing demand data to any portfolio managers (except to the extent that a Money Market portfolio manager who is a member of the InterFund Program Team has access to demand data).  The InterFund Program Team would allocate available cash to borrowing Funds on an equitable basis.  No portfolio manager would be able to direct that his or her Fund’s cash balance be loaned to any particular Fund.  No portfolio manager (other than a Money Market portfolio manager acting in his or her capacity as a member of the InterFund Program Team) would be able to influence the allocation of loans by the InterFund Program Team.3  All allocations made by the InterFund Program Team will require the approval of at least one member of the InterFund Program Team who is high level employee and is not a Money Market portfolio manager.  After the InterFund Program Team has allocated cash for InterFund Loans, any remaining cash will be invested in accordance with the standing instructions of the relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

Second, the Funds’ portfolio managers typically limit their Funds’ cash balance reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds.  A Fund may, however, have a large cash position when the portfolio manager believes that market conditions are not favorable for profitable investing or when the portfolio manager is otherwise unable to locate favorable investment opportunities.  Because portfolio manager compensation is related, in part, to their Funds’ performance record and/or accomplishment of investment objectives, it would be contrary to the self-interest of such portfolio managers to jeopardize their Fund’s performance in order to extend additional credit to other Funds.

Third, a portfolio manager’s decision regarding the amount of his or her Fund’s invested cash balance would be unlikely to affect the ability of other Funds to obtain InterFund Loans.  Applicants anticipate that, whenever the InterFund Loan Rate is higher than the Repo

[9]	As a member of the InterFund Program Team, a Money Market portfolio manager would participate in the team’s allocation of loans. However, his or her “influence” would be limited to activities consistent with his or her role as a member of the InterFund Program Team.

Page 28 of 50 sequentially numbered pages (including exhibits)

Rate, the cash available each day for interfund lending would typically exceed the demand from borrowing Funds.

In addition, Applicants believe it would be appropriate to include the Money Market portfolio managers on the InterFund Program Team for the following reasons.  First, Applicants do not believe that the position of the Money Market portfolio manager on the InterFund Program Team would subject him or her to influence from other portfolio managers regarding his or her determination of the amount of a Fund’s excess cash or would result in the allocation of more cash than would otherwise be appropriate.  With the exception of the Money Market Funds, the Money Market portfolio managers have no discretion as to the amount of cash in the Funds’ portfolios and no interest in the investment return of such portfolios—this responsibility is that of the portfolio manager of each Fund.  Allocation of the Money Market Funds’ investment portfolio to excess cash is not an issue, since the Money Market Funds’ investments are invested in short-term instruments pursuant to Rule 2a-7 under the Act.

Similarly, the position of a Money Market portfolio manager on the InterFund Program Team would not enable him or her to influence other portfolio managers regarding allocation of a Fund’s investment portfolio in cash.  Typically, the Money Market Funds would only participate in the proposed InterFund Program as lenders because they rarely need to borrow cash to meet redemptions or for other temporary purposes.  Since it is expected that there would generally be more uninvested cash available for lending than borrowing demand each day, there would be no incentive for a Money Market portfolio manager to encourage the portfolio managers of the other Funds to make more cash available for InterFund Loans.

Finally, the Money Market portfolio managers would not have sole discretion for allocating loans through the proposed InterFund Program.  Specific procedures would govern all allocations and would require that all allocations be made on an equitable basis among participating Funds.  In addition, the procedures would require that all allocations be approved by at least one member of the InterFund Program Team who is a high level employee, other than a Money Market portfolio manager.  Such approval should serve as an independent check on the Money Market portfolio managers.

Page 29 of 50 sequentially numbered pages (including exhibits)

For all the foregoing reasons, and subject to the above conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c),12(d)(1)(J) and 17(b) of the 1940 Act and in Rule 17d-1 thereunder.

Exemption from Section 17(a)(3) and 21(b) of the 1940 Act.

BlackRock Advisors or BFA is the adviser of each Fund, the Board is the same for certain of the Funds, the Funds share many of the same principal officers, and in the future, newly organized Funds may have the same Board and many of the same principal officers as the currently existing Funds.  Although the power of the trustees, directors, managers and officers of the Funds arises solely as a result of their official positions with the Funds, in view of the overlap of trustees, directors, managers and/or officers among the Funds, the Funds might be deemed to be under common control and thus “affiliated persons” of each other within the meaning of that term under Section 2(a)(3) of the 1940 Act.  While Applicants believe that the Funds are not “affiliated persons” of one another, nevertheless, Applicants seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act, which prohibit, respectively, borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.  The Applicants also seek exemption from Sections 17(a)(3) and 21(b) of the 1940 Act to the extent that certain of the Funds could be deemed to be under common control by virtue of having BlackRock Advisors or BFA, as applicable, as their common investment adviser.

Exemption from Section 17(a)(1), 17(a)(2) and 17(a)(3) Pursuant to Section 17(b).

For the reasons set out below, each of the conditions for relief granted pursuant to Section 17(b) of the 1940 Act have been satisfied by the Applicants.

1. The Terms of the Proposed Transactions are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

Applicants submit that the InterFund Loans will be on terms which are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching.  As discussed earlier, interest rates for all InterFund Loans will be based on the same objective and verifiable standard – i.e., the average of (1) the Repo Rate and (2) the Bank Loan Rate.

Page 30 of 50 sequentially numbered pages (including exhibits)

Thus, the rate for a borrowing Fund will be lower and, for a lending Fund will be higher, than that otherwise available to them.  Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any other Fund and all such decisions would be aggregated by the InterFund Program Team and matched on an equitable basis pursuant to procedures approved by the Fund’s Board, the operation of the program will substantially eliminate the possibility of one Fund taking advantage of any other.  In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Fund’s Board, including the Independent Board Members, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

2. The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’ Registration Statements.

All borrowings and InterFund Loans by the Funds will be consistent with the organizational documents, registration statement, and investment restrictions, policies and limitations of the respective Funds.  The prospectus and/or statement of additional information for each Fund participating in the InterFund Program as a borrower discloses or will disclose the extent to which the respective Fund may borrow money for temporary or emergency purposes.

3. The Proposed Transactions Will Be Consistent with the General Purposes of the 1940 Act.

The general purposes of the 1940 Act are to mitigate and, so far as feasible, to eliminate the conditions enumerated in Section 1(b) of the 1940 Act.  Section 1(b)(7) declares that the national public interest and the interest of investors is adversely affected when investment companies by excessive borrowing increase unduly the speculative character of their shares.  Applicants submit that there are ample protections in the proposed conditions to preclude

Page 31 of 50 sequentially numbered pages (including exhibits)

the use of InterFund Loans to unduly increase the speculative nature of any Fund.  Each InterFund Loan will have a maturity of seven days or less, making it inherently unsuitable for creating leverage in the Fund through the purchase of additional securities.  These are marked to market securities that are not speculative.  A Fund’s borrowings through the proposed InterFund Program, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.  Accordingly, the InterFund Loans could not be used to increase the speculative character of the borrowing Fund.  Therefore, the proposed InterFund Program is fully consistent with the general purposes of the 1940 Act.  Moreover, the terms of each InterFund Loan will be fair to each Fund and will be preferable to either investing in Short-Term Investments from the perspective of the lending Fund or borrowing from a bank from the perspective of the borrowing Fund.

Section 21(a) of the 1940 Act provides that a registered management investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission.  Similarly, subparagraphs (B) and (G) of Section 8(b)(1) of the 1940 Act require that registered investment companies must disclose the extent to which (if at all) they intend to engage in borrowing money and making loans to other persons.  A Fund would include disclosure regarding the InterFund Program in its prospectus and/or statement of additional information as long as the Fund participates in the InterFund Program.

The InterFund Program is consistent with the overall purpose of Sections 17(a)(3) and 21(b) of the 1940 Act.  These Sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.  The affiliate borrowing transactions covered by Section 21(b) of the 1940 Act are also covered by Section 17(a)(3) of the 1940 Act.  To the extent that Congress intended Section 21(b) of the 1940 Act to cover some more specific abuse, the Section appears to have been directed at prohibiting upstream loans.  See S. Rep. No. 1775, 76th Cong., 3d Sess. 15 (1940); House Hearings on H.R. 10065, 76th Cong., 3d Sess. 124 (1940).  The lending transactions at issue here, of course, do not involve upstream loans.  The

Page 32 of 50 sequentially numbered pages (including exhibits)

proposed transactions do not raise such concerns because (i) the Advisers, through the InterFund Program Team members, would administer the InterFund Program as disinterested fiduciaries as part of their duties under the investment management and administrative agreements with each Fund; (ii) all InterFund Loans would consist only of uninvested cash reserves that the Fund otherwise would invest in short-term repurchase agreements or other short-term investments; (iii) the InterFund Loans would not involve a greater risk than such other investments; (iv) the lending Fund would receive interest at a rate higher than it could obtain through short-term repurchase agreements or certain other short-term investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under its bank loan agreements.  Moreover, the other conditions that the Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

Exemptions from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act.

Applicants do not concede that the proposed InterFund Program would involve transactions by any “affiliated persons” of a Fund.  Applicants further submit that the proposed InterFund Program would involve neither the issuance or sale of any “security” by a borrowing Fund to a lending Fund nor the purchase of any “security” by a lending Fund from a borrowing Fund within the meaning of Sections 17(a)(1), 17(a)(2) or 12(d)(1) of the 1940 Act.  However, because of the broad definition of a “security” in Section 2(a)(36) of the 1940 Act, the obligation of a borrowing Fund to repay an InterFund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the 1940 Act; similarly, the pledge of 17(a)(2) securities to secure an InterFund Loan by the borrowing Fund to the lending Fund could constitute a “purchase” of securities for the purposes of Section 17(a)(2).  Thus, the Applicants seek relief from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the 1940 Act with respect to the Funds’ participation in the proposed InterFund Program.

The requested relief from Section 17(a)(2) of the 1940 Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an InterFund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance).  Any collateral pledged to secure an InterFund Loan will be available solely to secure repayment of such InterFund Loan.

Page 33 of 50 sequentially numbered pages (including exhibits)

Applicants submit that the requested exemptions are appropriate, in the public interest, and consistent with the protection of investors and policies and purposes of the 1940 Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b) of the 1940 Act.  Furthermore, Applicants submit that the proposed InterFund Program does not involve the type of abuse at which Section 12(d)(1) of the 1940 Act was directed.  Section 12(d)(1) of the 1940 Act imposes certain limits on an investment company’s acquisition of securities issued by another investment company.  That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investment companies.  The entire purpose of the proposed InterFund Program is to provide economic benefits for all the participating Funds and their shareholders.  The Advisers, through the InterFund Program Team, would administer the InterFund Program as disinterested fiduciaries and disinterested parties, to ensure fair treatment of all the Funds and their shareholders, and each Adviser will receive no additional compensation for its services in administering the InterFund Program.  There would be no duplicative costs or fees to the Funds or their shareholders.  Neither the Adviser to the lending Fund nor the Adviser to the borrowing Fund would receive any compensation for their services.

Order Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder.

Applicants also believe that the proposed InterFund Program would not involve any “joint transaction,” “joint enterprise” or “joint profit sharing arrangement” with any affiliated person subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.  To avoid any possible issue, however, Applicants seek an order under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent that they may be deemed applicable to the proposed InterFund Program.

Section 17(d) of the 1940 Act, like Section 17(a) of the 1940 Act, was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which the affiliate has the power to influence decisions of the investment company.  Thus, the purpose of Section 17(d) of the 1940 Act is to avoid overreaching and an

Page 34 of 50 sequentially numbered pages (including exhibits)

unfair advantage to insiders.10  For the same reasons discussed above with respect to Section 17(a) of the 1940 Act, participation in the InterFund Program would not involve overreaching or an unfair advantage.  Furthermore, the InterFund Program is consistent with the provisions, policies and purposes of the 1940 Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders.  Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations.  Thus, each Fund’s participation in the proposed InterFund Program would be on terms that are no less advantageous than that of other participating Funds.

Exemption from Section 18(f)(1) of the 1940 Act.

Applicants also request exemptive relief under Section 6(c) of the 1940 Act from Section 18(f)(1) of the 1940 Act to the limited extent necessary to implement the InterFund Program (because the lending Funds are not banks).  Section 18(f)(1) of the 1940 Act prohibits registered open-end investment companies from issuing “any senior security” “...except that any such registered company shall be permitted to borrow from any bank:  provided, that immediately after such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company….”  Applicants seek exemption from this provision only to the limited extent necessary to allow a Fund to borrow through the InterFund Program, subject to all the conditions proposed herein, including the condition that immediately after any unsecured borrowing, there is at least 1000% asset coverage for all interfund borrowings of the borrowing Fund.  Collateralized borrowings under the InterFund Program would require at least a three to one ratio of asset coverage to debt.  The Funds would remain subject to the requirement of Section 18(f)(1) of the 1940 Act that all borrowings of the Fund, including the combined InterFund Loans and bank borrowings, have at least 300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow from other Funds pursuant to the proposed InterFund Program is fully consistent with the purposes and policies of Section 18(f)(1) of the 1940 Act.  Applicants further submit that the exemptive relief requested is

[10]	See e.g., Hearings on S. 3580 Before A Subcommittee of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. (1940) at 211-213.

Page 35 of 50 sequentially numbered pages (including exhibits)

necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Funds to earn a higher return on the uninvested cash balances without materially increased risk and without involving any overreaching.

VII. CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions described above, would be reasonable and fair, would not involve overreaching and would be consistent with the investment policies of the Funds and with the general purposes of the 1940 Act.  Applicants also submit that their participation by the Funds in the InterFund Program would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be on a basis that is no different from or less advantageous than that of any other participant.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as follows:

The Companies listed on Exhibit A-1, other than BlackRock Funds III, Master Investment Portfolio, Funds For Institutions Series and Master Institutional Money Market LLC:
100 Bellevue Parkway
Wilmington, Delaware 19809

BlackRock Funds III and Master Investment Portfolio
 400 Howard Street
San Francisco, California 94105

Funds For Institutions Series and Master Institutional Money Market LLC
60 State Street
Boston, Massachusetts  02109

Page 36 of 50 sequentially numbered pages (including exhibits)

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809

BlackRock Fund Advisors
400 Howard Street
San Francisco, California 94105

Applicants further state that all written or oral communications concerning this application should be directed as indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application.  The Authorization required by Rule 0-2(c) under the 1940 Act is included in this application as Exhibit A-2.  The Verifications required by Rule 0-2(d) under the 1940 Act are included in this application as Exhibits B-1 through B-3.

The Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the 1940 Act without a hearing.

[Remainder of Page Left Blank Intentionally]

Page 37 of 50 sequentially numbered pages (including exhibits)

SIGNATURES

IN WITNESS WHEREOF, pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this Application to be duly signed on the 13th day of May, 2016 except as otherwise noted.

EACH COMPANY LISTED IN EXHIBIT A-1 TO THE APPLICATION

By:	/s/ John Perlowski
	Name:	John Perlowski
	Title:	Chief Executive Officer

BLACKROCK ADVISORS LLC

By:	/s/ John Perlowski
	Name:	John Perlowski
	Title:	Managing Director

BLACKROCK FUND ADVISORS

By:	/s/ John Perlowski
	Name:	John Perlowski
	Title:	Managing Director

Page 38 of 50 sequentially numbered pages (including exhibits)

Exhibit Index

Exhibit No.
A-1 Schedule of Companies

A-2 Authorizing Resolutions of the Companies

B-1 Verification of the Companies

B-2 Verification of BlackRock Advisors, LLC

B-3 Verification of BlackRock Fund Advisors

Page 39 of 50 sequentially numbered pages (including exhibits)

Exhibit A-1

SCHEDULE OF COMPANIES

BBIF Government Securities Fund
BBIF Money Fund
BBIF Tax-Exempt Fund
BBIF Treasury Fund
BIF Government Securities Fund
BIF Money Fund
BIF Multi-State Municipal Series Trust
BIF California Municipal Money Fund
BIF Connecticut Municipal Money Fund
BIF Massachusetts Municipal Money Fund
BIF New Jersey Municipal Money Fund
BIF New York Municipal Money Fund
BIF Ohio Municipal Money Fund
BIF Tax-Exempt Fund
BIF Treasury Fund
BlackRock Emerging Markets Fund, Inc.
BlackRock Financial Institutions Series Trust
BlackRock Summit Cash Reserves Fund
BlackRock FundsSM
BlackRock All-Cap Energy & Resources Portfolio
BlackRock Alternative Capital Strategies Fund
BlackRock Commodity Strategies Fund
BlackRock Developed Real Estate Index Fund
BlackRock Disciplined Small Cap Core Fund
BlackRock Emerging Market Allocation Portfolio
BlackRock Emerging Markets Dividend Fund
BlackRock Emerging Markets Equity Strategies Fund
BlackRock Emerging Markets Long/Short Equity Fund
BlackRock Energy & Resources Portfolio
BlackRock Exchange Portfolio
BlackRock Flexible Equity Fund
BlackRock Global Long/Short Credit Fund
BlackRock Global Long/Short Equity Fund
BlackRock Global Opportunities Portfolio
BlackRock Health Sciences Opportunities Portfolio
BlackRock Impact U.S. Equity Fund
BlackRock International Opportunities Portfolio
BlackRock Macro Themes Fund
BlackRock Managed Volatility Portfolio
BlackRock Mid-Cap Growth Equity Portfolio
BlackRock Midcap Index Fund

Page 40 of 50 sequentially numbered pages (including exhibits)

BlackRock Money Market Portfolio
BlackRock MSCI Asia ex Japan Index Fund
BlackRock MSCI World Index Fund
BlackRock Multi-Asset Real Return Fund
BlackRock Multi-Manager Alternative Strategies Fund
BlackRock Real Estate Securities Fund
BlackRock Science & Technology Opportunities Portfolio
BlackRock Short Obligations Fund
BlackRock Short-Term Inflation-Protected Securities Index Fund
BlackRock Small Cap Growth Equity Portfolio
BlackRock Small/Mid Cap Index Fund
BlackRock Strategic Risk Allocation Fund
BlackRock Total Stock Market Index Fund
BlackRock U.S. Opportunities Portfolio
BlackRock U.S. Treasury Money Market Portfolio
BlackRock Funds III
BlackRock Cash Funds: Institutional
BlackRock Cash Funds: Prime
BlackRock Cash Funds: Treasury
BlackRock CoreAlpha Bond Fund
BlackRock Disciplined International Fund
BlackRock Large Cap Index Fund BlackRock LifePath® Retirement Fund
BlackRock LifePath® 2020 Fund
BlackRock LifePath® 2025 Fund
BlackRock LifePath® 2030 Fund
BlackRock LifePath® 2035 Fund
BlackRock LifePath® 2040 Fund
BlackRock LifePath® 2045 Fund
BlackRock LifePath® 2050 Fund
BlackRock LifePath® 2055 Fund
BlackRock LifePath® Index Retirement Fund
BlackRock LifePath® Index 2020 Fund
BlackRock LifePath® Index 2025 Fund
BlackRock LifePath® Index 2030 Fund
BlackRock LifePath® Index 2035 Fund
BlackRock LifePath® Index 2040 Fund
BlackRock LifePath® Index 2045 Fund
BlackRock LifePath® Index 2050 Fund
BlackRock LifePath® Index 2055 Fund
BlackRock LifePath® Index 2060 Fund
BlackRock S&P 500 Index Fund
BlackRock Total International ex U.S. Index Fund
BlackRock U.S. Total Bond Index Fund
BlackRock Index Funds, Inc.
BlackRock International Index Fund

Page 41 of 50 sequentially numbered pages (including exhibits)

BlackRock Small Cap Index Fund
BlackRock Large Cap Series Funds, Inc.
BlackRock Event Driven Equity Fund
BlackRock Large Cap Core Fund
BlackRock Large Cap Growth Fund
BlackRock Large Cap Value Fund
BlackRock Large Cap Value Retirement Portfolio
BlackRock Latin America Fund, Inc.
BlackRock Liquidity Funds
California Money Fund
Federal Trust Fund
FedFund
MuniCash
MuniFund
New York Money Fund
TempCash
TempFund
T-Fund
Treasury Trust Fund
BlackRock Master LLC
BlackRock Master International Portfolio
BlackRock Master Small Cap Growth Portfolio
BlackRock Pacific Fund, Inc.
BlackRock Series, Inc.
BlackRock International Fund
BlackRock Small Cap Growth Fund II
Funds For Institutions Series
BlackRock Premier Government Institutional Fund
BlackRock Select Treasury Strategies Institutional Fund
BlackRock Treasury Strategies Institutional Fund
FFI Government Fund
FFI Treasury Fund
Master Government Securities LLC
Master Institutional Money Market LLC
Master Government Institutional Portfolio
Master Premier Government Institutional Portfolio
Master Investment Portfolio
Active Stock Master Portfolio
CoreAlpha Bond Master Portfolio
International Tilts Master Portfolio
Large Cap Index Master Portfolio
LifePath® Retirement Master Portfolio
LifePath® 2020 Master Portfolio
LifePath® 2025 Master Portfolio
LifePath® 2030 Master Portfolio
LifePath® 2035 Master Portfolio
LifePath® 2040 Master Portfolio
LifePath® 2045 Master Portfolio
LifePath® 2050 Master Portfolio
LifePath® 2055 Master Portfolio
LifePath® Index Retirement Master Portfolio
LifePath® Index 2020 Master Portfolio
LifePath® Index 2025 Master Portfolio
LifePath® Index 2030 Master Portfolio
LifePath® Index 2035 Master Portfolio

Page 42 of 50 sequentially numbered pages (including exhibits)

LifePath® Index 2040 Master Portfolio
LifePath® Index 2045 Master Portfolio
LifePath® Index 2050 Master Portfolio
LifePath® Index 2055 Master Portfolio
LifePath® Index 2060 Master Portfolio
Money Market Master Portfolio
Prime Money Market Master Portfolio
S&P 500 Index Master Portfolio
Total International ex U.S. Index Master Portfolio
Treasury Money Market Master Portfolio
U.S. Total Bond Index Master Portfolio
Master Large Cap Series LLC
Master Large Cap Core Portfolio
Master Large Cap Growth Portfolio
Master Large Cap Value Portfolio
Master Money LLC
Master Tax-Exempt LLC
Master Treasury LLC
Quantitative Master Series LLC
Master Extended Market Index Series
Master International Index Series
Master Small Cap Index Series
Ready Assets Government Liquidity Fund
Ready Assets U.S.A. Government Money Fund
Ready Assets U.S. Treasury Money Fund
Retirement Series Trust
Retirement Reserves Money Fund
BlackRock Allocation Target Shares
BATS: Series A Portfolio
BATS: Series C Portfolio
BATS: Series E Portfolio
BATS: Series M Portfolio
BATS: Series P Portfolio
BATS: Series S Portfolio
BlackRock Balanced Capital Fund, Inc.
BlackRock Basic Value Fund, Inc.
BlackRock Bond Fund, Inc.

Page 43 of 50 sequentially numbered pages (including exhibits)

BlackRock Total Return Fund
BlackRock California Municipal Series Trust
BlackRock California Municipal Opportunities Fund
BlackRock Capital Appreciation Fund, Inc.
BlackRock CoRI Funds
BlackRock CoRI 2015 Fund
BlackRock CoRI 2017 Fund
BlackRock CoRI 2019 Fund
BlackRock CoRI 2021 Fund
BlackRock CoRI 2023 Fund
BlackRock Equity Dividend Fund
BlackRock EuroFund
BlackRock Focus Growth Fund, Inc.
BlackRock Funds II
BlackRock 20/80 Target Allocation Fund
BlackRock 40/60 Target Allocation Fund
BlackRock 60/40 Target Allocation Fund
BlackRock 80/20 Target Allocation Fund
BlackRock Core Bond Portfolio
BlackRock Dynamic High Income Portfolio
BlackRock Emerging Markets Flexible Dynamic Bond Portfolio
BlackRock Floating Rate Income Portfolio
BlackRock Global Dividend Portfolio
BlackRock GNMA Portfolio
BlackRock High Yield Bond Portfolio
BlackRock Inflation Protected Bond Portfolio
BlackRock Investment Grade Bond Portfolio
BlackRock LifePath® Active 2020 Fund
BlackRock LifePath® Active 2025 Fund
BlackRock LifePath® Active 2030 Fund
BlackRock LifePath® Active 2035 Fund
BlackRock LifePath® Active 2040 Fund
BlackRock LifePath® Active 2045 Fund
BlackRock LifePath® Active 2050 Fund
BlackRock LifePath® Active 2055 Fund
BlackRock LifePath® Active Retirement Fund
BlackRock Low Duration Bond Portfolio
BlackRock Multi-Asset Income Portfolio
BlackRock Secured Credit Portfolio
BlackRock Strategic Income Opportunities Portfolio
BlackRock U.S. Government Bond Portfolio
BlackRock Global Allocation Fund, Inc.
BlackRock Global SmallCap Fund, Inc.
BlackRock Long-Horizon Equity Fund
BlackRock Mid Cap Value Opportunities Series, Inc.
BlackRock Mid Cap Value Opportunities Fund

Page 44 of 50 sequentially numbered pages (including exhibits)

BlackRock Multi-State Municipal Series Trust
BlackRock New Jersey Municipal Bond Fund
BlackRock New York Municipal Opportunities Fund
BlackRock Pennsylvania Municipal Bond Fund
BlackRock Municipal Bond Fund, Inc.
BlackRock High Yield Municipal Fund
BlackRock National Municipal Fund
BlackRock Short-Term Municipal Fund
BlackRock Municipal Series Trust
BlackRock Strategic Municipal Opportunities Fund
BlackRock Natural Resources Trust
BlackRock Series Fund, Inc.
BlackRock Balanced Capital Portfolio
BlackRock Capital Appreciation Portfolio
BlackRock Global Allocation Portfolio
BlackRock Government Money Market Portfolio
BlackRock High Yield Portfolio
BlackRock Large Cap Core Portfolio
BlackRock Total Return Portfolio
BlackRock U.S. Government Bond Portfolio
BlackRock Strategic Global Bond Fund, Inc.
BlackRock Value Opportunities Fund, Inc.
BlackRock Variable Series Funds, Inc.
BlackRock Basic Value V.I. Fund
BlackRock Capital Appreciation V.I. Fund
BlackRock Equity Dividend V.I. Fund
BlackRock Global Allocation V.I. Fund
BlackRock Global Opportunities V.I. Fund
BlackRock Government Money Market V.I. Fund
BlackRock High Yield V.I. Fund
BlackRock International V.I. Fund
BlackRock iShares® Alternative Strategies V.I. Fund
BlackRock iShares® Dynamic Allocation V.I. Fund
BlackRock iShares® Dynamic Fixed Income V.I. Fund
BlackRock iShares® Equity Appreciation V.I. Fund
BlackRock Large Cap Core V.I. Fund
BlackRock Large Cap Growth V.I. Fund
BlackRock Large Cap Value V.I. Fund
BlackRock Managed Volatility V.I. Fund
BlackRock S&P 500 Index V.I. Fund
BlackRock Total Return V.I. Fund
BlackRock U.S. Government Bond V.I. Fund
BlackRock Value Opportunities V.I. Fund
FDP Series, Inc.
FDP BlackRock Franklin Templeton Total Return Fund
FDP BlackRock Invesco Value Fund

Page 45 of 50 sequentially numbered pages (including exhibits)

FDP BlackRock Janus Growth Fund
FDP BlackRock MFS Research International Fund
Managed Account Series
BlackRock U.S. Mortgage Portfolio
Global SmallCap Portfolio
Mid Cap Value Opportunities Portfolio
Master Bond LLC
Master Total Return Portfolio
Master Focus Growth LLC
Master Value Opportunities LLC

Page 46 of 50 sequentially numbered pages (including exhibits)

Exhibit A-2
AUTHORIZING RESOLUTIONS OF THE COMPANIES

Resolutions Adopted By The Board of Each Fund:

RESOLVED, that the Board hereby authorizes and directs the officers of the Funds, with the assistance of legal counsel, to prepare and file with the Commission the Application, and any and all amendments thereto, requesting an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Sections 12(d)(1), 17(a)(1), 17(a)(2), 17(a)(3), 17(d), 18(f)(1) and 21(b) of the 1940 Act and Rule 17d-1 thereunder, or from any other provision of the 1940 Act or rule thereunder as may be deemed necessary or advisable upon advice of counsel to the Funds that will allow the Funds, on behalf of each of its series, as applicable, to engage in interfund lending, in a form satisfactory to such officers and counsel to the Funds, the execution and filing of such Application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby; and

FURTHER RESOLVED, that the proper officers of the Funds are hereby authorized, with the advice of counsel, to take all necessary, appropriate or desirable actions, consistent with the objective of the Board, to carry out the foregoing resolutions.

Page 47 of 50 sequentially numbered pages (including exhibits)

Exhibit B-1

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated May 13, 2016, for and on behalf of each company listed in Exhibit A-1 to the Application; (ii) that he is the Chief Executive Officer of each such Company; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

EACH COMPANY LISTED IN EXHIBIT A-1 TO THE APPLICATION

By:	/s/ John Perlowski
	Name:	John Perlowski
	Title:	Chief Executive Officer

Page 48 of 50 sequentially numbered pages (including exhibits)

Exhibit B-2

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated May 13, 2016, for and on behalf of BlackRock Advisors, LLC; (ii) that he is a Managing Director of such company; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKROCK ADVISORS LLC

By:	/s/ John Perlowski
	Name:	John Perlowski
	Title:	Managing Director

Page 49 of 50 sequentially numbered pages (including exhibits)

Exhibit B-3

VERIFICATION

The undersigned states that (i) she has duly executed the attached Application, dated May 13, 2016, for and on behalf of Blackrock Fund Advisors; (ii) that he is a Managing Director of such company; and (iii) all action by board members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKROCK FUND ADVISORS

By:	/s/ John Perlowski
	Name:	John Perlowski
	Title:	Managing Director

Page 50 of 50 sequentially numbered pages (including exhibits)